Exhibit 2.1

FORM OF
CONTRIBUTION AND DISTRIBUTION AGREEMENT
between
FIDELITY NATIONAL INFORMATION SERVICES, INC.
and
LENDER PROCESSING SERVICES, INC.
dated as of June ___, 2008

Page

SECTION 8.14.	Termination	34
EXHIBITS AND SCHEDULES

Exhibit A	Form of LPS Term A Notes
Exhibit B	Form of LPS Term B Notes
Exhibit C	Form of LPS Bond Indebtedness
Exhibit D	Form of Assignment and Bill of Sale
Exhibit E	Form of Assumption Agreement

Schedule I	List of Subject Companies

Schedule 2.2(a)	Transferred Employee Employment Agreements
Schedule 5.5	Related Party Agreements
Schedule 7.1(a)	Liabilities Requiring Indemnification

FORM OF CONTRIBUTION AND DISTRIBUTION AGREEMENT
          CONTRIBUTION AND DISTRIBUTION AGREEMENT, dated as of June ___, 2008 (this “Agreement”), between Fidelity National Information Services, Inc., a Georgia corporation (“FIS”), and Lender Processing Services, Inc., a Delaware corporation (“LPS”).
          WHEREAS, the Board of Directors of FIS has determined that it is in the best interests of FIS and its stockholders to separate its lender processing services business and to distribute ownership of the lender processing services business to the stockholders of FIS as a dividend; and
          WHEREAS, FIS owns, directly or indirectly, (i) that percentage of the issued and outstanding shares of capital stock or other equity securities or ownership interests set forth on Schedule I (the “Subject Securities”) of the entities listed on Schedule I (the “Subject Companies”) and (ii) the Other Assets (as hereinafter defined), which Subject Securities and Other Assets constitute all of the material properties, assets and rights that primarily relate to, arise out of or are held in connection with the lender processing services business currently conducted by FIS and its Subsidiaries; and
          WHEREAS, FIS desires to contribute to LPS all of the Subject Securities and all of the Other Assets (collectively, the “Asset Contribution”) in exchange for (i) the issuance by LPS to FIS of the LPS Shares (as hereinafter defined) and the LPS Notes (as hereinafter defined) and (ii) the assumption by LPS of the Assumed Liabilities (as hereinafter defined); and
          WHEREAS, the board of directors of FIS has approved (i) the Asset Contribution in exchange for the LPS Shares and the LPS Notes, (ii) the distribution, following the Asset Contribution, of all of the shares of LPS Common Stock held by FIS to the holders of the outstanding shares of capital stock of FIS as of the Record Date (as defined herein) for such distribution (the “Spin-off”), and (iii) after the Spin-off, the exchange by FIS of the LPS Notes for a like amount of FIS’s existing indebtedness consisting of the Tranche B Term Loans issued under the FIS 2007 Credit Agreement (as defined herein) (the “Debt Exchange”); and
          WHEREAS, the board of directors of LPS has approved the issuance of the LPS Shares and the LPS Notes, as well as assumption by LPS of the Assumed Liabilities (as hereinafter defined) and the acceptance of the Asset Contribution;
          NOW, THEREFORE, in consideration of the premises, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, FIS and LPS agree as follows:

ARTICLE I
DEFINITIONS
          SECTION 1.1. Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:
          “Action or Proceeding” means any charge, complaint, grievance, action, suit, litigation, proceeding or arbitration, whether civil, criminal, administrative or investigative, by any Person, or any investigation by or before any Governmental Entity.
          “Adverse Consequences” means damages, penalties, fines, costs, expenses (including professional fees and expenses), amounts paid in settlement, liabilities, obligations, liens, and losses, including any such amounts arising out of or related to claims asserted against LPS or FIS by any shareholder participating in the Spin-off; provided that Adverse Consequences shall not include any indirect, special, consequential, or punitive damages.
          “Affiliate” means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that, for purposes of this Agreement, no member of either Group shall be deemed to be an Affiliate of any member of the other Group. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.
          “Agreement” has the meaning set forth in the Preamble.
          “Ancillary Agreement” or “Ancillary Agreements”, as the context may require, means each of the LPS Notes, the Employee Matters Agreement, the Tax Disaffiliation Agreement, each of the other Related Party Agreements, and each other agreement or instrument to be entered into in connection with the Asset Contribution or the Spin-off, including any exhibits, schedules, attachments, tables or other appendices thereto, and each other agreement and other instrument contemplated herein or in any of the foregoing, all as may be amended from time to time.
          “Arbitrator” has the meaning set forth in Section 8.3(c).
          “Asset Contribution” has the meaning set forth in the Recitals.
          “Asset Contribution Date” means the date on which the Asset Contribution is effective.
          “Assignment and Bill of Sale” means that certain Assignment and Bill of Sale to be entered by FIS to and in favor of LPS in connection with the Asset Contribution, in the form of Exhibit D, as such may be amended from time to time.
          “Assumed Liabilities” means all liabilities and obligations of any member of the FIS Group required to be paid or performed under any contract or other agreement included in the Other Assets or otherwise arising in connection with any of the Other Assets, whether required to be paid or performed before or after the Asset Contribution Date.
          “Assumption Agreement” means that certain Assumption Agreement to be entered by LPS to and in favor of FIS in connection with the Asset Contribution, in the form of Exhibit E, as such agreement may be amended from time to time.
          “Business Day” means any day, other than a Saturday or Sunday, or a day on which banking institutions are authorized or required by law or regulation to close in Jacksonville, Florida or New York, New York.
          “Change of Control” means, with respect to any Person, an acquisition by any person (within the meaning of Section 3(a)(9) of the Exchange Act) and used in Sections 13(d) and 14(d) thereof of Beneficial Ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of either the then outstanding shares of common stock or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors; excluding, however, the following: (A) any acquisition directly from such Person, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from such Person or (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by such Person or by one or more members of such Person’s group of affiliates entities.
          “Claim Notice” has the meaning set forth in Section 7.3(a).
          “Claimed Amount” has the meaning set forth in Section 7.3(a).
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Controlling Party” has the meaning set forth in Section 7.3(d)(ii).
          “D&O Tail Policy” has the meaning set forth in Section 5.2(b)(i).
          “Damages” means all losses, claims, demands, damages, liabilities, judgments, dues, penalties, assessments, fines (civil, criminal or administrative), costs, obligations, liens, forfeitures, settlements, payments, costs, fees or expenses (including reasonable attorneys’ fees and expenses and any other expenses reasonably incurred in connection with investigating, prosecuting or defending a claim or Action or Proceeding), of any nature or kind, whether or not the same would properly be reflected on a balance sheet.
          “Debt Exchange” has the meaning set forth in the Recitals.
          “Disclosing Party” has the meaning set forth in Section 4.2(c).
          “Dispute” has the meaning set forth in Section 8.3(a).
          “Distribution Date” means the date on which the Spin-off is effective.

          “Employee Matters Agreement” means the Employee Matters Agreement to be entered into by and between FIS and LPS, as may be amended from time to time.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
          “Existing Insurance” has the meaning set forth in Section 5.2(b)(ii).
          “Fiduciary and EP Tail Policy” has the meaning set forth in Section 5.2(b).
          “FIS” means Fidelity National Information Services, Inc., a Georgia corporation.
          “FIS 2007 Credit Agreement” means the Credit Agreement dated as of January 18, 2007, as amended, among FIS, as borrower, and JPMorgan Chase Bank, N.A., Bank of America, N.A., and Wachovia Bank, National Association.
          “FIS Group” means FIS, the Subsidiaries of FIS and each Person that is or becomes an Affiliate of FIS (other than LPS or any member of the LPS Group) from and after the Asset Contribution.
          “FIS Indemnified Parties” has the meaning set forth in Section 7.1.
          “FIS Marks” has the meaning set forth in Section 6.1(a).
          “FIS Policies” has the meaning set forth in Section 5.2(b)(ii).
          “FIS Public Filings” has the meaning set forth in Section 4.1(b).
          “FNF” means Fidelity National Financial, Inc., a Delaware corporation.
          “FNF Policy” has the meaning set forth in Section 5.2(a).
          “GAAP” means U.S. generally accepted accounting principles, consistently applied.
          “Governmental Entity” means any federal, state, local, foreign or international court, government, department, commission, board, bureau or agency, or any other regulatory, administrative or governmental authority, including the NYSE.
          “Group” means either the FIS Group or the LPS Group, as the context requires.
          “Indemnifiable Losses” mean all Damages suffered by an Indemnitee, including any reasonable out-of-pocket fees, costs or expenses of enforcing any indemnity hereunder; provided that “Indemnifiable Losses” shall not include any such Damages caused by, resulting from or arising out of the gross negligence, willful misconduct or fraud of such Indemnitee.
          “Indemnified Party” has the meaning set forth in Section 7.3(a).
          “Indemnifying Party” has the meaning set forth in Section 7.3(a).

          “Indemnitee” means a Person who or which may seek indemnification under this Agreement.
          “Jacksonville Court” has the meaning set forth in Section 8.2.
          “LPS” means Lender Processing Services, Inc., a Delaware corporation.
          “LPS Common Stock” means LPS Common Stock, par value $0.0001 per share.
          “LPS Group” means LPS, the Subsidiaries of LPS, and each Person that LPS directly or indirectly controls (within the meaning of the Securities Act) immediately after the Asset Contribution, and each other Person that becomes an Affiliate of LPS after the Spin-off.
          “LPS Indemnified Parties” has the meaning set forth in Section 7.2.
          “LPS Notes” has the meaning set forth in Section 2.1(a).
          “LPS Public Filings” has the meaning set forth in Section 4.1(c).
          “LPS Shares” has the meaning set forth in Section 2.1(a).
          “Non-controlling Party” has the meaning set forth in Section 7.3(d)(ii).
          “NYSE” means the New York Stock Exchange, Inc.
          “Other Assets” means all other properties, assets and rights of any nature, kind and description, tangible and intangible (including goodwill), whether real, personal or mixed, held by FIS immediately prior to the Asset Contribution that primarily relate to, arise out of or are held in connection with the Transferred Business.
          “Owning Party” has the meaning set forth in Section 4.2(c).
          “Party” or “Parties”, as the context may require, mean each or both of FIS and LPS.
          “Person” means (i) for all Sections of this Agreement, except in the context of “Change of Control”, an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity, and (ii) for “Change of Control”, the meaning set forth in the definition for “Change of Control”.
          “Providing Party” has the meaning set forth in Section 4.1(a).
          “Record Date” means the close of business on the date to be determined by the FIS board of directors as the record date for determining the stockholders of FIS entitled to receive shares of LPS Common Stock pursuant to a pro-rata distribution of shares of LPS Common Stock as part of the Spin-off.
          “Records” has the meaning set forth in Section 4.1(a).

          “Related Party Agreements” has the meaning set forth in Section 5.5(a).
          “Representative” means, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants or attorneys.
          “Requesting Party” has the meaning set forth in Section 4.1(a).
          “Retention Period” has the meaning set forth in Section 4.3.
          “SEC” means the United States Securities and Exchange Commission, or any successor agency.
          “Securities Act” means the Securities Act of 1933, as amended from time to time, together with the rules and regulations promulgated thereunder.
          “Spin-off” has the meaning set forth in the Recitals.
          “Spin-off Declaration” has the meaning set forth in Section 2.3(a).
          “Split Dollar Plan” has the meaning set forth in Section 2.2(a)(vi).
          “Steering Committee” has the meaning set forth in Section 8.3(a).
          “Subject Companies” has the meaning set forth in the Recitals.
          “Subject Company Subsidiary” means one or more Subsidiaries of a Subject Company.
          “Subject Securities” has the meaning set forth in the Recitals.
          “Subsidiary” means, with respect to any specified Person, any Person of which such specified Person controls or owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interest entitled to vote on the election of the members to the board of directors or similar governing body; provided, however, that unless the context otherwise requires, references to Subsidiaries of FIS will not include LPS or the Persons that will be transferred to LPS or other members of the LPS Group pursuant to this Agreement, whether the transfer of such Persons occurs prior to or after the Asset Contribution.
          “Tax” and “Taxes” means any net income, gross income, gross receipts, alternative or add-on minimum, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, transfer, recording, severance, stamp, occupation, premium, property, environmental, estimated, custom duty, or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest and any penalty, addition to Tax, or additional amount, imposed by any Governmental Entity or any subdivision, agency, commission or authority thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection, or imposition of any Tax (including the United States Internal Revenue Service).

          “Tax Disaffiliation Agreement” means that certain Tax Disaffiliation Agreement to be entered by and between FIS and LPS, as may be amended from time to time.
          “Third-Party Claim” has the meaning set forth in Section 7.3(d)(i).
          “Title 11” has the meaning set forth in Section 8.13(b).
          “Transfer Agent” means Computershare or such other Person who has been appointed as the transfer agent for LPS Common Stock.
          “Transferred Business” means the lender processing services operations of FIS as conducted on or prior to the Asset Contribution Date.
          “Transferred Employee” has the meaning set forth in Section 2.2(a)(iv).
          “Transactions” means the Asset Contribution, the Spin-off, the Debt Exchange, and the “preliminary transactions” as defined in the Tax Disaffiliation Agreement.
          “Transition License Expiration Date” has the meaning set forth in Section 6.1(a).
          ”Unauthorized Access” has the meaning set forth in Section 6.6.
          SECTION 1.2. Interpretation.
     (a) For purposes of this Agreement (including all exhibits, schedules and amendments), unless the context otherwise requires, (i) all terms defined herein include the plural as well as the singular, and the masculine, feminine or neuter gender shall be deemed to include the others whenever the context so requires, (ii) all accounting terms used but not otherwise defined herein shall have the meanings given to them under GAAP, and (iii) references to any Person include successors of such Person by consolidation and merger and transferees of all or substantially all its assets (provided that such successor has duly assumed in writing all such Person’s obligations, if any, hereunder).
     (b) Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import refer to this Agreement, unless the context requires otherwise.
     (c) The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance.
     (d) References herein to any agreement or other instrument shall, unless the context otherwise requires (or the definition thereof otherwise specifies), be deemed references to the same as it may from time to time be changed, amended or extended in accordance with its terms.

     (e) Any reference in this Agreement to a “member” of a Group means the applicable Party to this Agreement or another Person referred to in the definition of FIS Group or LPS Group, as applicable.
     (f) All references in this Agreement to times of day shall be to the city of Jacksonville, Florida time.
ARTICLE II
THE ASSET CONTRIBUTION, THE DISTRIBUTION AND THE DEBT EXCHANGE
          SECTION 2.1. Asset Contribution, Assumption of Liabilities and Delivery of Shares and Notes. Upon the terms and subject to the conditions of this Agreement:
     (a) On the Asset Contribution Date, FIS shall transfer, or cause to be transferred, to LPS all right, title and interest of FIS in and to all of the Subject Securities and all right, title and interest of FIS in and to the Other Assets, in exchange for (i) that number of shares of LPS Common Stock (the “LPS Shares”) as shall be determined in accordance with the formula set forth in the Spin-off Declaration, to be issued and delivered to FIS on or prior to the Distribution Date, (ii) one or more senior notes, designated as Term A Notes and Term B Notes, together with certain other bond indebtedness (collectively, the “LPS Notes”), all issued by LPS to and in favor of FIS in the aggregate original principal amount of up to approximately $1.6 billion, in the form of and containing the terms set forth in Exhibit A (the form of the LPS Term A Notes), Exhibit B (the form of the LPS Term B Notes, and Exhibit C (the form of the LPS bond indebtedness), all to be delivered to FIS on or prior to the Distribution Date, and (iii) the assumption by LPS of the Assumed Liabilities, as evidenced by the Assumption Agreement, to be effective on the Asset Contribution Date; and
     (b) LPS shall (i) issue and deliver the LPS Shares and the LPS Notes to FIS on or prior to the Distribution Date, and (ii) assume and agree to pay, honor and discharge when due all of the Assumed Liabilities in accordance with their respective terms pursuant to the Assumption Agreement, effective on the Asset Contribution Date, all in exchange for the Transferred Business, including the Subject Securities and the Other Assets.
          SECTION 2.2. Asset Contribution Deliverables; Distribution Date Deliverables.
     (a) On the Asset Contribution Date at the time of the Asset Contribution:
     (i) FIS shall deliver to LPS (x) certificates representing the respective Subject Securities, together with duly executed transfer forms including all such deeds, instruments, stock powers, transfer stamps or other documents as may be necessary to transfer full legal and beneficial ownership of such Subject Securities to LPS, and (y) all books and records of each of the Subject Companies, together with all material documents and materials relating solely to the Subject Companies, the Other Assets and the Transferred Business;
     (ii) FIS shall execute and deliver to LPS a bill of sale and such other deeds, instruments or other documents (each in substance and form reasonably satisfactory to LPS) as may be necessary to transfer full legal and beneficial title to the Other Assets to LPS, and any cash that is a part of the Other Assets shall be paid by wire transfer of immediately available funds to an account designated by LPS to FIS in writing no later than two Business Days before the Asset Contribution Date;
     (iii) LPS and FIS shall execute and deliver the Assumption Agreement and the Employee Matters Agreement;
     (iv) All FIS employees whose functions or responsibilities primarily relate to the Transferred Business and who are not intended to be both employees of FIS (or any member of the FIS Group) and of LPS (or any member of the LPS Group) on the day immediately following the Asset Contribution Date (each such employee being a “Transferred Employee”) shall be transferred to LPS and thereafter, such employees shall be employees of LPS;
     (v) FIS or the applicable member of the FIS Group shall assign to LPS (or the applicable member of the LPS Group), and LPS or the applicable member of the LPS Group shall assume from FIS (or the applicable member of the FIS Group), all of FIS’s right, title, and interest in and to, and all obligations and liabilities of FIS or any member of the FIS Group under, all individual employment, termination, retention, severance or other similar contracts or agreements with each Transferred Employee and all of the rights, interests, responsibilities, obligations and liabilities as the employer under such contracts and agreements, including without limitation those employment agreements listed on Schedule 2.2(a); and
     (vi) FIS or the applicable member of the FIS Group shall assign to LPS (or the applicable member of the LPS Group), and LPS or the applicable member of the LPS Group shall assume from FIS (or the applicable member of the FIS Group), the obligations of FIS or any member of the FIS Group for each Transferred Employee under the Certegy Inc. Executive Life and Supplemental Retirement Benefit Plan (the “Split Dollar Plan”) and the life insurance policies issued thereunder and all of the obligations and benefits as the employer under the Split Dollar Plan and such life insurance policies.
     (b) On or before the Distribution Date immediately prior to the Spin-off:
     (i) LPS shall issue and deliver to FIS the LPS Shares;
     (ii) LPS shall issue and deliver to FIS the LPS Notes; and

     (iii) LPS and FIS shall execute and deliver the Tax Disaffiliation Agreement, as well as all other Related Party Agreements or amendments thereto, to be effective as of the Distribution Date.
          SECTION 2.3. Spin-off.
     (a) Pursuant to the approval of the Spin-off by the board of directors of FIS and its declaration of the Spin-off dividend (the “Spin-off Declaration”), immediately following the Asset Contribution but before the Distribution Date, FIS shall deliver to the Transfer Agent certificates representing the shares of LPS Common Stock to be delivered to the holders of FIS common stock entitled thereto in connection with the Spin-off, and the Transfer Agent shall thereafter distribute on the Distribution Date to each holder (other than FIS or any FIS Subsidiary) of record of common stock of FIS, as of the close of business on the Record Date, such number of shares of LPS Common Stock as shall be determined in accordance with the formula set forth in the Spin-off Declaration.
     (b) LPS agrees to take any and all actions and enter into any and all agreements and arrangements reasonably requested by FIS to facilitate the Spin-off (no matter the form of the Spin-off), including with respect to the matters set forth in Article V of this Agreement, and to cooperate with FIS in connection with the Spin-off. LPS shall use its reasonable best efforts to cause its Representatives to cooperate with FIS in connection with the Spin-off, including making LPS executives available for any presentations, and causing comfort letters and disclosure letters required by FIS to be provided in connection therewith and shall take all actions necessary or desirable to cause such documents to be in customary form.
     (c) No certificates representing fractional shares of LPS Common Stock will be distributed in the Spin-off. As soon as practicable after the consummation of the Spin-off, LPS shall direct the Transfer Agent to determine the number of whole shares and fractional             shares of LPS Common Stock allocable to each holder of record or beneficial owner of FIS Common Stock otherwise entitled to fractional shares of LPS Common Stock, to aggregate all such fractional shares and sell the whole shares obtained thereby, in open market transactions or otherwise, in each case at then prevailing trading prices, and to cause to be distributed to each such holder or for the benefit of each such beneficial owner to which a fractional share shall be allocable such holder or owner’s ratable share of the proceeds of such sale, after making appropriate deductions for any amount required to be withheld for United States federal income tax purposes and to repay expenses reasonably incurred by the Transfer Agent, including all brokerage charges, commissions and transfer taxes, in connection with such sale. LPS and the Transfer Agent shall use their commercially reasonable efforts to aggregate the shares of LPS Common Stock that may be held by any beneficial owner thereof through more than one account in determining the fractional share allocable to such beneficial owner.
          SECTION 2.4. Debt Exchange. Immediately prior to the Spin-off, LPS shall issue to FIS the LPS Notes. The LPS Notes will be issued under appropriate agreements and instruments to which LPS shall become a party prior to its issuance of the LPS Notes. The Parties acknowledge and agree that concurrently with or after the Spin-off, FIS intends to exchange all of the LPS Notes for its existing Tranche B Term Loan indebtedness issued under the FIS 2007 Credit Agreement. The holders of the Tranche B Term Loan indebtedness intend to syndicate the obligations of LPS under the various credit facilities and with various groups of lenders and debtholders. LPS agrees, and agrees to cause the LPS Subsidiaries to, execute and deliver to FIS or any other person such further documents, agreements and instruments, and take such further action, as FIS may at any time reasonably request in order to consummate and make effective, in the most expeditious manner practicable, the Debt Exchange and such subsequent syndication, as contemplated by this Section 2.4.
ARTICLE III
NO REPRESENTATIONS AND WARRANTIES
          SECTION 3.1. No Representations and Warranties. LPS (on behalf of itself and each member of the LPS Group) acknowledges and agrees that, except as expressly set forth in this Agreement or any Ancillary Agreement, (a) neither FIS nor any member of the FIS Group is making any representations or warranties, express or implied, in this Agreement, any Ancillary Agreement or any other agreement contemplated hereby or thereby, as to the Transferred Business, including without limitation as to the title to such entities’ shares or other ownership interests or as to the assets, liabilities, business or financial condition of such entities (including the Subject Companies and the Other Assets), all such transfers being made on an “as-is, where-is” basis and (b) LPS and its Affiliates will bear the economic and legal risks that any conveyance will prove to be sufficient to vest in them good and marketable title, free and clear of any security interest, pledge, lien, charge, claim or other encumbrance of any nature whatsoever and that any consents or approvals, and that any requirements of laws or judgments, with respect to the transfer of the Transferred Business, have been received or met.
          SECTION 3.2. No Warranty Regarding Transition License. Without limiting the generality of Section 3.1, except as may be expressly set forth in Article VI, all licenses granted pursuant to Article VI are “as is”, and neither Party (nor any Person within the FIS Group or the LPS Group), nor any of their respective officers, directors employees or agents makes any representation or warranty (except as may be expressly set forth in Article VI) with respect to FIS Marks or the licenses granted or made pursuant to Article VI, including any representation as to: (i) a Party’s right to grant licenses, (ii) the scope of rights in the FIS Marks for any specific goods or services, or (iii) the title to any such FIS Marks or the absence of any third party infringement of any such FIS Marks. FIS does not undertake any commitment to maintain or defend the FIS Marks.

ARTICLE IV
ACCESS TO INFORMATION AND RECORDS
          SECTION 4.1. Access to Information.
     (a) Information Access Available. The Parties intend that effective upon the Asset Contribution, all books and records, documents, agreements, data, files and other materials, whether written or electronically stored (as applicable to each Party, its “Records”), relating to the Subject Companies or the Other Assets, or arising out of or in connection with the operation of the Transferred Business, shall be delivered by FIS to LPS. To the extent that (i) Records owned or in the possession of one Party (in such capacity, the “Providing Party”) created prior to the Distribution Date also include therein (imbedded, as a part of or as a separate segment) information relating to the other Party (in such capacity, the “Requesting Party”) or relating to the Requesting Party’s business, assets, liabilities or operations, then during the Retention Period (as defined in Section 4.3), the Providing Party will provide to the Requesting Party, and will cause its respective Group members and Representatives to provide to the Requesting Party, upon reasonable advance written request and otherwise in accordance with the requirements of this Section 4.1, reasonable access during normal business hours and at the expense of the Requesting Party to all such Records owned or in the possession of the Providing Party and its Subsidiaries, if such access is reasonably required by the Requesting Party in connection with the Requesting Party’s financial reporting and accounting matters, the preparation of and filing of any tax returns or the defense of any tax claim or assessment, the prosecution or defense of any litigation or other dispute with third parties, the preparation and filing of reports and other materials with any Governmental Entity or any other bona fide purpose, provided that such access does not unreasonably disrupt the normal operations of the Providing Party or any of its Subsidiaries. Subject to the confidentiality provisions set forth in Section 4.2 and any other security obligations as the Providing Party may reasonably deem necessary, the Requesting Party may have all requested information duplicated at the Requesting Party’s expense. Alternatively, the Providing Party may choose to deliver, at the Requesting Party’s expense, all requested information to the Requesting Party in the form requested by the Requesting Party. The Providing Party will notify the Requesting Party in writing at the time of delivery if such information is to be returned to the Providing Party. In such case, the Requesting Party will return such information when no longer needed to the Providing Party at the Requesting Party’s expense. In connection with providing information pursuant to this Section 4.1, the Providing Party hereto will, upon the request of the Requesting Party and upon reasonable advance notice, make available during normal business hours its respective employees (and those employees of its respective Group members and Representatives, as applicable) to the extent that they are reasonably necessary to and explain all requested information with and to the Requesting Party, provided that such access does not unreasonably disrupt the normal operations of the Providing Party or any of its Subsidiaries. Each Providing Party shall be entitled to reimbursement from the Requesting Party, upon the presentation of invoices therefor, for all reasonable out-of-pocket costs and expenses (excluding allocated compensation and overhead expenses) as may be reasonably incurred in providing information pursuant to this Section 4.1(a).

     (b) Access for FIS Public Filings. Without limiting the generality of the provisions of Section 4.1(a), LPS agrees to cooperate fully, and cause LPS’s auditors to cooperate fully, with FIS to the extent requested by FIS in the preparation of FIS’s press releases, Quarterly Reports on Form 10-Q, Annual Reports to Shareholders, Annual Reports on Form 10-K, any Current Reports on Form 8-K and any other proxy, information and registration statements, reports, notices, prospectuses and any other filings made by FIS with the SEC, any national securities exchange or otherwise made publicly available (collectively, the “FIS Public Filings”). LPS agrees to provide to FIS all information that FIS reasonably requests in connection with any FIS Public Filings or that, in the judgment of FIS, is required to be disclosed or incorporated by reference therein under any law, rule or regulation. LPS will provide such information in a timely manner on the dates reasonably requested by FIS (which may be earlier than the dates on which LPS otherwise would be required hereunder to have such information available) to enable FIS to prepare, print and release all FIS Public Filings on such dates as FIS will reasonably determine but in no event later than as required by applicable law. LPS will use its commercially reasonable efforts to cause LPS’s auditors to consent to any reference to them as experts in any FIS Public Filings required under any law, rule or regulation. LPS will authorize its auditors to make available to FIS and its auditors both the personnel who performed, or are performing, the annual audit of LPS and work papers related to the annual audit of LPS, in all cases within a reasonable time prior to the opinion date of FIS’s auditors, so that such auditors are able to perform the procedures they consider necessary within sufficient time to enable FIS to meet a reasonable timetable for the release of the related audited financial statements. If and to the extent requested by FIS, LPS will diligently and promptly review all drafts of such FIS Public Filings and prepare in a diligent and timely fashion any portion of such FIS Public Filing pertaining to LPS. Prior to any printing or public release of any FIS Public Filing, an appropriate executive officer of LPS will, if requested by FIS, certify on behalf of LPS that the information relating to LPS or any LPS Subsidiary or the Transferred Business in such FIS Public Filing is accurate, true, complete and correct in all material respects. Prior to the release or filing thereof, FIS will provide LPS with a draft of any portion of an FIS Public Filing containing information relating to LPS or any LPS Subsidiary and will give LPS an opportunity to review such information and comment thereon; provided that FIS will determine in its sole and absolute discretion the final form and content of all FIS Public Filings.
     (c) Access for LPS Public Filings. Without limiting the generality of the provisions of Section 4.1(a), FIS agrees to cooperate fully, and cause FIS’s auditors to cooperate fully, with LPS to the extent requested by LPS in the preparation of LPS’s press releases, Quarterly Reports on Form 10-Q, Annual Reports to Shareholders, Annual Reports on Form 10-K, any Current Reports on Form 8-K and any other proxy, information and registration statements, reports, notices, prospectuses and any other filings made by LPS with the SEC, any national securities exchange or otherwise made publicly available (collectively, the “LPS Public Filings”). FIS agrees to provide to LPS all information that LPS reasonably requests in connection with any LPS Public Filings or that, in the judgment of LPS, is required to be disclosed or incorporated by reference therein under any law, rule or regulation. FIS will provide such information in a timely manner on the dates reasonably requested by LPS (which may be earlier than the dates on which FIS otherwise would be required hereunder to have such information available) to enable LPS to prepare, print and release all LPS Public Filings on such dates as LPS will reasonably determine but in no event later than as required by applicable law. FIS will use its commercially reasonable efforts to cause FIS’s auditors to consent to any reference to them as experts in any LPS Public Filings required under any law, rule or regulation. FIS will authorize its auditors to make available to LPS and its auditors both the personnel who performed, or are performing, the annual audit of FIS and work papers related to the annual audit of FIS, in all cases within a reasonable time prior to the opinion date of LPS’s auditors, so that such auditors are able to perform the procedures they consider necessary within sufficient time to enable LPS to meet a reasonable timetable for the release of the related audited financial statements. If and to the extent requested by LPS, FIS will diligently and promptly review all drafts of such LPS Public Filings and prepare in a diligent and timely fashion any portion of such LPS Public Filing pertaining to FIS. Prior to any printing or public release of any LPS Public Filing, an appropriate executive officer of FIS will, if requested by LPS, certify on behalf of FIS that the information relating to FIS or any FIS Subsidiary in such LPS Public Filing is accurate, true, complete and correct in all material respects. Prior to the release or filing thereof, LPS will provide FIS with a draft of any portion of an LPS Public Filing containing information relating to FIS or any FIS Subsidiary and will give FIS an opportunity to review such information and comment thereon; provided that LPS will determine in its sole and absolute discretion the final form and content of all LPS Public Filings.
          SECTION 4.2. Restrictions on Disclosure of Information.
     (a) Generally. Without limiting any rights or obligations under any other existing or future agreement between the Parties and/or any other members of their respective Groups relating to confidentiality, until the third anniversary of the Distribution Date, each Party will, and each Party will cause its respective Group members and its Representatives to, hold in confidence, with at least the same degree of care that applies to FIS’s confidential and proprietary information pursuant to its confidentiality policies in effect as of the Asset Contribution Date, all confidential and proprietary information concerning the other Group that is either in its possession as of the Distribution Date or furnished by the other Group or its respective Representatives at any time pursuant to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby. Notwithstanding the foregoing, each Party, its respective Group members and its Representatives may disclose such information to the extent that such Party can demonstrate that such information is or was (i) in the public domain other than by the breach of this Agreement or by breach of any other agreement between or among the Parties and/or any of their respective Group members relating to confidentiality, or (ii) lawfully acquired from a third Person on a non-confidential basis or independently developed by, or on behalf of, such Party by Persons who do not have access to any such information. Each Party will maintain, and will cause its respective Group members and Representatives to maintain, policies and procedures, and develop such further policies and procedures as will from time to time become necessary or appropriate, to ensure compliance with this Section 4.2.

     (b) Disclosure of Third Person Information. Each Party acknowledges that it and other members of its Group may have in its or their possession confidential or proprietary information of third Persons that was received under a confidentiality or non-disclosure agreement between such third Person and the other Party. Each Party will, and will cause its respective Group members and its Representatives to, hold in strict confidence the confidential and proprietary information of third Persons to which any member of such Party’s Group has access, in accordance with the terms of any agreements entered into between such third Person and the other Party or a member of the other Party’s Group.
     (c) Legally Required Disclosure of Information. If either Party or any of its respective Group members or Representatives becomes legally required to disclose any information (the “Disclosing Party”) that it is otherwise obligated to hold in strict confidence pursuant to Sections 4.2(a) or 4.2(b), such Party will promptly notify the other Party (the “Owning Party”) and will use all commercially reasonable efforts to cooperate with the Owning Party so that the Owning Party may seek a protective order or other appropriate remedy and/or waive compliance with this Section 4.2. All expenses reasonably incurred by the Disclosing Party in seeking a protective order or other remedy will be borne by the Owning Party. If such protective order or other remedy is not obtained, or if the Owning Party waives compliance with this Section 4.2, the Disclosing Party will (a) disclose only that portion of the information which its legal counsel advises it is compelled to disclose or otherwise stand liable for contempt or suffer other similar significant corporate censure or penalty, (b) use all commercially reasonable efforts to obtain reliable assurance requested by the Owning Party that confidential treatment will be accorded such information, and (c) promptly provide the Owning Party with a copy of the information so disclosed, in the same form and format so disclosed, together with a list of all Persons to whom such information was disclosed.
          SECTION 4.3. Record Retention. LPS will, and will cause each LPS Subsidiary to, adopt and comply with a record retention policy with respect to information owned by or in the possession of LPS or any LPS Subsidiary and which is created prior to the Asset Contribution Date. FIS will, and FIS will cause each of its Subsidiaries to, comply with the FIS record retention policy with respect to information owned by or in the possession of FIS or any FIS Subsidiary and which is created prior to the Asset Contribution Date. Each Party will, at its sole cost and expense, preserve and retain all information in its respective possession or control that the other Party has the right to access pursuant to Section 4.1, or that it is otherwise required to preserve and retain, for such period as is required in accordance with such record retention policy or for any longer period as may be required by (a) any Government Entity, (b) as a result of or otherwise relating to any litigation matter, (c) applicable law, or (d) any agreement relating hereto or executed in connection with the Agreement (as applicable, the “Retention Period”). If either Party wishes to dispose of any information which it is obligated to retain under this Section 4.3 prior to the expiration of the Retention Period, then that Party will first provide 45 days’ written notice to the other Party, and the other Party will have the right, at its option and expense, upon prior written notice within such 45-day period, to take possession of such information within 90 days after the date of the notice provided by the disposing Party pursuant to this Section 4.3. Written notice of intent to dispose of such information will include a description of the information in detail sufficient to allow the other Party to reasonably assess its potential need to retain such materials.
          SECTION 4.4. Production of Witnesses. Each Party will use commercially reasonable efforts, and will cause each of its respective Subsidiaries to use commercially reasonable efforts, to make available to each other, upon written request, its past and present Representatives as witnesses to the extent that any such Representatives may reasonably be required in connection with any legal, administrative or other proceedings in which the requesting Party may from time to time be involved. Each Party providing access to witnesses or information to the other Party pursuant to this Section 4.4 will be entitled to receive from the receiving Party, upon the presentation of invoices therefor, payment for all reasonable, out-of-pocket costs and expenses (excluding allocated compensation and overhead expenses) as may be reasonably incurred in providing such witnesses or information.
          SECTION 4.5. Other Agreements Regarding Access to Information. The rights and obligations of the Parties under this Article IV are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in this Agreement or any Ancillary Agreement.
ARTICLE V
ADDITIONAL AGREEMENTS
          SECTION 5.1. Performance. FIS will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the FIS Group. LPS will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the LPS Group. Each Party further agrees that it will cause its other Group members not to take any action or fail to take any action inconsistent with such Party’s obligations under this Agreement or any Ancillary Agreement.
          SECTION 5.2. Insurance Matters.
     (a) Interim Coverage from FNF for the period prior to November 9, 2006. Until November 9, 2012, FIS shall use its reasonable best efforts to (i) cause FNF to maintain all policies of insurance in effect on the Distribution Date relating to directors and officers liability coverage for FIS, its Subsidiaries (including LPS and its Subsidiaries as of the Distribution Date) and their respective directors and officers for the period prior to November 9, 2006 (the “FNF Policy”), and (ii) if applicable, assist LPS and its Subsidiaries and their respective directors and officers in the making claims under the FNF Policy.
     (b) Interim Coverage for the period after November 9, 2006 and prior to the Distribution Date. FIS agrees that:

     (i) until June 30, 2014, it shall use its reasonable best efforts to (x) maintain all policies of insurance it has in effect on the Distribution Date relating to directors and officers liability coverage for FIS, its Subsidiaries (including LPS and its Subsidiaries as of the Distribution Date) and their respective directors and officers (including any director or officer of LPS or any subsidiary of LPS acting in his or her capacity as such) generally for the period commencing November 9, 2006 until the Distribution Date (the “D&O Tail Policy”), and (y) enable LPS and its Subsidiaries and, to the extent applicable, their respective directors and officers, to benefit from the coverage thereunder, and
     (ii) until June 30, 2011, it shall use its reasonable best efforts to (x) maintain all policies of insurance it has in effect on the Distribution Date relating to fiduciary liability and employment practices liability coverage for FIS, its Subsidiaries (including LPS and its Subsidiaries as of the Distribution Date) and their respective directors and officers (including any director or officer of LPS or any subsidiary of LPS acting in his or her capacity as such) generally for the period commencing November 9, 2006 until the Distribution Date (the “Fiduciary and EP Tail Policy”; and together with the D&O Policy, collectively, the “FIS Policies”), and (ii) enable LPS and its Subsidiaries and, to the extent applicable, their respective directors and officers, to benefit from the coverage thereunder.
Until June 30, 2014 in the case of the FIS D&O Policy, and until June 30, 2011 in the case of the Fiduciary and EP Policy, FIS shall use its reasonable best efforts to cause the FIS Policies to (i) continue to provide coverage substantially the same as that provided under the policy as in effect on the Distribution Date (the “Existing Insurance”), (ii) be issued by an insurer that has a claims-paying rating at least equal to that of the issuer of the Existing Insurance, and (iii) be on terms and subject to conditions that are no less advantageous to LPS than the Existing Insurance to the extent commercially available. Prior to June 30, 2014 in the case of the FIS D&O Policy, and prior to June 30, 2011 in the case of the Fiduciary and EP Policy, FIS shall not (x) terminate or materially change the terms of such FIS Policy without LPS’s prior written consent (which shall not be unreasonably withheld), or (y) take any action that would disadvantage the ability of LPS, its Subsidiaries or their respective directors and officers to recover under the FIS Policies, as compared to other persons who benefit from coverage including FIS’s directors, officers and employees.
     (c) Payments and Reimbursements.
     (i) LPS will promptly pay or reimburse FIS for (i) LPS’s pro rata shares of the amounts paid by FIS to FNF with respect to the coverage provided by the FNF Policy, allocated by FIS to LPS in accordance with FIS’s customary allocation methodology (or such other method as shall be agreed by the Parties), and (ii) FIS’s premiums and other costs and expenses associated with the coverage provided by the FIS Policies that are allocable by FIS to LPS and its Subsidiaries in accordance with FIS’s customary allocation methodology (or such other method as shall be agreed by the Parties). All payments and reimbursements by LPS pursuant to this Section 5.2 will be made promptly but in any event within 30 days after LPS’s receipt of an invoice therefor from FIS.
     (ii) If it appears possible that pending or potential claims by FIS or by its Subsidiaries, or their respective directors, officers or employees, or by any other person, would exceed the limits of the applicable FIS Policy, the Parties shall negotiate in good faith a fair allocation of such limits or other appropriate resolution, consistent with the customary allocation methodology utilized by FIS with respect to the premiums, costs and expenses (or such other method as shall be agreed by the Parties). Similarly, if it appears possible that one or more individual claims involving both of FIS and LPS, or their respective Subsidiaries, or their respective directors, officers or employees, would apply against a single deductible, the Parties shall negotiate in good faith a fair allocation of such deductible, consistent with the customary allocation methodology utilized by FIS with respect to the premiums, costs and expenses (or such other method as shall be agreed by the Parties).
     (d) Review of Policies. LPS, its Subsidiaries and each of their directors and officers may review such policies upon request. FIS agrees to cooperate with and assist LPS in LPS’ efforts to obtain directors’, officers’ and other insurance coverage after the termination of coverage under FIS’s policies.
     (e) Historical Loss Data. FIS will also provide LPS with access, upon written request, to historical insurance loss information relating to the Transferred Business and any other information relating to FIS’s historic insurance program with respect to the Transferred Business. Any such information provided to LPS pursuant to this provision will also be subject to the provisions of Section 4.2.
          SECTION 5.3. Reasonable Best Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.
          SECTION 5.4. Public Announcements. LPS and FIS shall consult with each other before issuing, and provide each other with the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange (in which case the Party subject to such obligations shall advise the other Party of such requirement).

          SECTION 5.5. Related Party Agreements.
     (a) LPS and FIS shall, and shall cause their respective Subsidiaries (as applicable) to enter into the agreements listed on Schedule 5.5 (the “Related Party Agreements”), which shall be effective at or prior to the Spin-off.
     (b) At or prior to the Spin-off, LPS and FIS shall enter into the Tax Disaffiliation Agreement and the Employee Matters Agreement.
          SECTION 5.6. Intercompany Debt. On or before the tenth (10th) day following the filing by each of the Parties of their respective Quarterly Report on Form 10-Q for the period ended September 30, 2008, and based on the respective financial statements of the Parties as of September 30, 2008 as contained in the Form 10-Q’s, each of the Parties shall repay any outstanding principal and interest owing to the other under any intercompany obligations.
          SECTION 5.7. Tax Matters. As a condition to FIS’s obligation to effect the Spin-off and Debt Exchange, FIS shall have received an opinion of its special tax adviser, Deloitte Tax LLP, in substance and form reasonably satisfactory to FIS, dated as of the Distribution Date, to the effect that, taking into account any private letter ruling the Internal Revenue Service issues FIS regarding the Asset Contribution in exchange for LPS Shares and LPS Notes and the assumption by LPS of the Assumed Liabilities, the Debt Exchange and the Spin-off that is in full force and effect as of the Distribution Date: (i) the Asset Contribution in exchange for LPS Shares and LPS Notes and the assumption by LPS of the Assumed Liabilities will qualify as a reorganization within the meaning of Section 368(a) of the Code (taking into account the Spin-off) in which no gain or loss is recognized either to FIS or to LPS; (ii) the Spin-off will qualify as a transaction in which no gain or loss is recognized either to FIS or to its stockholders in accordance with Section 355 and related provisions of the Code (including section 361(c) of the Code); and (iii) the Debt Exchange will qualify under section 361 of the Code as a transaction in which no gain or loss is recognized to FIS.
ARTICLE VI
TRANSITION LICENSE OF CERTAIN INTELLECTUAL PROPERTY
          SECTION 6.1. Grant of Transition License for Use of Certain FIS Marks.
     (a) Grant of License. Subject to the terms, conditions and limitations contained herein, FIS on its own behalf and on behalf of all of its Subsidiaries, hereby grants to LPS and its Subsidiaries a non-exclusive, worldwide, revocable, royalty-free license, to use, display and reproduce (i) the name “Fidelity National Information Services” and (ii) FIS’s logos and service marks (collectively, the “FIS Marks”), effective until the first anniversary of the Distribution Date (such first anniversary date being the “Transition License Expiration Date”) and otherwise terminable as provided in Section 6.5.
     (b) License Restrictions and Limitations. The Parties acknowledge that the purpose of the license granted pursuant to this Section 6.1 is intended only to permit

LPS’s use of the FIS Marks during the transition period immediately after the consummation of the Asset Contribution and the Spin-off, so that LPS can undertake an orderly changeover from use of the FIS Marks to use of marks, logos and other intellectual property owned by LPS (or by Persons other than FIS). As a result, until the Transition License Expiration Date, LPS’s use of the FIS Marks is limited to incidental, non-substantive use, such as use by LPS of previously-available corporate materials, stationary, bags, umbrellas, shirts and other corporate memorabilia and paraphernalia bearing the “Fidelity National Information Services” name and/or its logos and service marks or the names, logos and service marks of members of the FIS Group. In no event shall (i) LPS create, reproduce or arrange for the creation or reproduction of any of the FIS Marks, or (ii) LPS use the FIS Marks in any advertising or marketing materials. LPS shall use its commercially reasonable efforts to terminate its use of the FIS Marks as soon as reasonably possible, provided that LPS shall not be obligated to expend monies to revise or reprint corporate incidentals that bear any of the FIS Marks, such as corporate shirts, coasters, bags, etc.
     (c) Quality Control. (i) LPS and each sublicensee of an FIS Mark hereunder shall assure that the nature and quality of products and services that use any of the FIS Marks will meet or exceed all applicable governmental and regulatory standards and requirements and initially shall be of a high quality consistent with the quality of the products and services of FIS prior to the Asset Contribution Date. FIS may from time to time request, and LPS agrees to reasonably provide, samples of materials and other information regarding LPS’s use of the FIS Marks, which samples shall be used only for the purpose of verifying LPS’s compliance with quality control. The Parties shall mutually agree upon other guidelines for reasonable usage of the FIS Marks by LPS and LPS shall comply therewith. All goodwill arising from its use of the FIS Marks shall inure solely to the benefit of FIS, and neither before nor after the Transition License Expiration Date shall LPS or any sublicensee assert any claim to such goodwill. Additionally, LPS, for itself and for each of its sublicensees, agrees not to take any action that would be detrimental to the goodwill associated with the FIS Marks. If FIS shall give written notice to LPS of its material failure (or the material failure of any of its sublicensees) to maintain or observe the requisite quality controls set forth above and if, within sixty (60) days of LPS’s receipt of such notice, (i) the failure has not been cured or (ii) a reasonable plan of cure has not been presented by LPS to FIS, and LPS (or sublicensee) has not begun to implement such plan, then FIS may suspend all rights for use of the FIS Marks by LPS or sublicensee until such time as such failure is cured. If a plan of cure is implemented and has not resulted in a cure within six (6) months of notice of material failure, the license of the FIS Marks to such user shall terminate. If a license is so terminated, LPS may not issue a new sublicense for any FIS Mark to such sublicensee without prior written consent of FIS.
     (d) Sublicense Limitations. The license granted by FIS to LPS pursuant to this Article VI is subject to the right of sublicense (without further consent from FIS) in accordance with the following limitations:
     (i) Sublicenses may be granted hereunder by LPS solely to members of the LPS Group, effective upon written notice to FIS, which notice discloses the name and address of the sublicensee, and effective only for so long as such sublicensee is a member of the LPS Group.
     (ii) In the event that LPS sublicenses to a sublicensee, LPS agrees to impose on each of its sublicensees obligations to comply with the terms of this Article VI, including without limitation, obligations regarding confidentiality and shall not permit any sublicensee to grant further sublicenses without the prior written approval of FIS.
     (iii) LPS (A) shall be and remain liable to FIS for each sublicensee and any breach of the terms of the applicable sublicense and the terms of this Article VI and (B) shall use its commercially reasonable best efforts to minimize any damage (current and prospective) done to FIS as a result of any such breach.
     (e) Inconsistency with Related Party Agreements. In the event of a conflict or inconsistency between the terms of this Article VI and any other Related Party Agreement concerning or implicating the licensing of the FIS Marks, the terms of this Article VI will govern.
          SECTION 6.2. Alterations and Variations. LPS shall not remove, obscure or materially vary (or permit its sublicensees to remove, obscure or materially vary) any of the FIS Marks.
          SECTION 6.3. Ownership. For clarification purposes, all FIS Marks shall at all times be exclusively owned, as between the Parties, by FIS, and the entities within the LPS Group shall have no rights, title or interest therein, other than the rights set forth in this Article VI. Nothing contained herein shall preclude or limit FIS’s ability to sell or otherwise encumber, or cause to sell or be encumbered, any of the FIS Marks, subject, however, to the license granted hereunder.
          SECTION 6.4. Enforcement; Infringement. Each Party will notify the other Party promptly of any acts of infringement or unfair competition with respect to any of the FIS Marks of which a Party or any sublicensee of that Party becomes aware or obtains actual knowledge alleging in writing that the FIS Marks or its use infringes the rights of a third party or constitutes unfair competition. In such event, the Parties will cooperate and cause their applicable sublicensees to cooperate, at each Party’s own expense, with the other Party to defend or prosecute the claim. All costs and expenses of defending or prosecuting any such action or proceeding, together with any recovery therefrom, will be borne by and accrue to the applicable Party or sublicensee that is party to the action or proceeding.
          SECTION 6.5. Termination Prior to the Transition License Expiration Date.
     (a) Termination as a result of Disaffiliation. In the event of a Change of Control of LPS, the license granted pursuant to Section 6.1 shall terminate, subject to the transition period described in Section 6.5(c). If a member of the LPS Group ceases to be a member of the LPS Group, then (x) all sublicenses from LPS to such member granted pursuant to LPS’s rights under this Article VI shall terminate, subject to the transition period described in Section 6.5(c).

     (b) Termination for Insolvency. In the event that:
     (i) LPS or, if applicable, an LPS Subsidiary to which a sublicense hereunder has been granted, shall admit in writing its inability to, or be generally unable to, pay its debts as such debts become due; or
     (ii) LPS or, if applicable, an LPS Subsidiary to which a sublicense hereunder has been granted, shall (1) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee, examiner or liquidator of itself or of all or a substantial part of its property or assets, (2) make a general assignment for the benefit of its creditors, (3) commence a voluntary case under the Bankruptcy Code, (4) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement or winding up, or composition or readjustment of debts, (5) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Code or (6) take any corporate, partnership or other action for the purpose of effecting any of the foregoing; or
     (iii) a proceeding or case shall be commenced, without the application or consent of LPS or, if applicable, an LPS subsidiary to which a sublicense hereunder has been granted, in any court of competent jurisdiction, seeking (1) its reorganization, liquidation, dissolution, arrangement or winding-up, or the composition or readjustment of its debts under the Bankruptcy Code, (2) the appointment of a receiver, custodian, trustee, examiner, liquidator or the like of such Party, or, if applicable, of such subsidiary, or of all or any substantial part of its property or assets under the Bankruptcy Code or (3) similar relief in respect of such Party or, if applicable, such subsidiary under any law relating to bankruptcy, insolvency, reorganization, winding up, or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of sixty (60) days or more days; or
     (iv) an order for relief against LPS shall be entered in an involuntary case under the Bankruptcy Code, which shall continue in effect for a period of sixty (60) days or more;
then FIS may, by giving notice thereof to LPS, terminate the license granted under this Article VI, and such termination shall become effective as of the date specified in such termination notice; provided that where the conditions of this Section 6.5 are met only as to an LPS Subsidiary to which a sublicense hereunder has been granted, then FIS’s rights of termination are limited only to such LPS Subsidiary.
     (c) Transition Upon Termination. Upon any termination or expiration of any licenses or sublicenses for the FIS Marks granted under this Article VI, LPS shall, and shall cause its applicable sublicensees to, promptly cease all use of the applicable FIS Marks; provided that in the event of a Change of Control of LPS, then (i) LPS shall promptly provide to FIS written notice of the Change of Control, and (ii) whether or not such notice is so provided by LPS, FIS may, by written notice to LPS, terminate all licenses and sublicenses of FIS Marks hereunder, with such termination to be effective at the end of a transition period of three (3) months from the date of such notice (but not later than the Transition License Expiration Date), and upon such termination, LPS shall have ceased and shall have caused its sublicensees to cease, all use of the applicable FIS Marks.
     (d) Abandonment. If FIS or a transferee intends to abandon all use of all marks containing the word “Fidelity National Information Services”, FIS or such transferee shall provide written notice to LPS of its intention to abandon such marks and LPS will have a right to make an offer for the assignment of such marks and FIS will negotiate in good faith, solely with LPS, for the subsequent thirty (30) days, to conclude a mutually satisfactory transaction with respect to such assignment. If, at any time after providing such notice of its intention to abandon such marks, FIS or a transferee proposes to assign such marks, or any significant subset thereof, to a Person not affiliated with FIS or such transferee, LPS shall be extended a right of first refusal to acquire any transferable rights that FIS may have in such marks, which right shall be for a thirty (30) day period from the date of receipt of written notice of such proposal to assign such marks. If prior to expiration of the 30 day period, LPS has not provided written notice to FIS of its agreement to exercise such right, FIS or a transferee may offer or assign such Marks to any other Person.
     (e) Transition License Survival. The terms of Sections 3.2, 6.3, 6.5, 6.6, 7.5, and Article VIII shall survive expiration or termination of this Article VI or any licenses or sublicenses granted under this Article VI.
          SECTION 6.6. Unauthorized Use. LPS shall and shall cause its sublicensees to: (1) notify FIS promptly of any unauthorized possession, use, or knowledge (collectively, “Unauthorized Access”) of any of the FIS Marks by any Person which shall become known to LPS, (2) promptly furnish to FIS full details of the Unauthorized Access and use reasonable efforts to assist FIS in investigating or preventing the reoccurrence of any Unauthorized Access, (3) cooperate with FIS in any litigation and investigation against third parties deemed necessary by FIS to protect its proprietary rights, and (4) promptly take affirmative action to prevent a reoccurrence of any such Unauthorized Access.
ARTICLE VII
INDEMNIFICATION
          SECTION 7.1. Indemnification by LPS. Without limiting the obligations of LPS under the Assumption Agreement, LPS will indemnify, defend and hold harmless FIS, each member of the FIS Group, each of their respective past, present and future Representatives, and each of their respective successors and assigns (collectively, the “FIS Indemnified Parties”) from and against any and all Indemnifiable Losses incurred or suffered by the FIS Indemnified Parties arising or resulting from the following, whether, except as set forth below, such Indemnifiable Losses arise or accrue prior to, on or following the Asset Contribution Date:

     (a) (i) the ownership or operation of the assets or properties, or the operations or conduct, of the Transferred Business or any other business of the LPS Group, whether arising before or after the Asset Contribution Date, including without limitation any liabilities arising out of or in connection with the employment agreements with any of the Transferred Employees and (ii) the liabilities described on Schedule 7.1(a);
     (b) without limiting clause (a), any guarantee, indemnification obligation, surety bond or other credit support arrangement by FIS or any of its Affiliates for the benefit of LPS or any of LPS’s Affiliates or for the benefit of the Transferred Business, subject to any limitations on liability in such agreement;
     (c) any untrue statement of, or omission to state, a material fact in the FIS Public Filings to the extent it was as a result of information that LPS furnished to FIS, if such statement or omission was made or occurred after the Asset Contribution Date; and
     (d) any untrue statement of, or omission to state, a material fact in any LPS Public Filing, except to the extent the statement was made or omitted in reliance upon information provided to LPS by FIS expressly for use in any such LPS Public Filing, or information relating to and provided by any underwriter expressly for use in any registration statement or prospectus.
          SECTION 7.2. Indemnification by FIS. FIS will indemnify, defend and hold harmless each member of the LPS Group, each of their respective past, present and future Representatives, and each of their respective successors and assigns (collectively, the “LPS Indemnified Parties”) from and against any and all Indemnifiable Losses incurred or suffered by the LPS Indemnified Parties arising or resulting from the following, whether, except as set forth below, such Indemnifiable Losses arise or accrue prior to, on or following the Asset Contribution Date:
     (a) the ownership or operation of the assets or properties, or the operations or conduct, of FIS and all other members of the FIS Group (other than (i) the Transferred Business or any other business of the LPS Group and (ii) the liabilities described on Schedule 7.1(a)), whether arising before or after the Asset Contribution Date;
     (b) any guarantee, indemnification obligation, surety bond or other credit support arrangement by LPS or any of LPS’s Affiliates for the benefit of FIS or any of FIS’s Affiliates (other than the Transferred Business), subject to any limitations on liability in such agreement;
     (c) any untrue statement of, or omission to state, a material fact in the LPS Public Filings regarding the FIS Group to the extent it was as a result of information that FIS furnished to LPS or which LPS incorporated by reference from an FIS Public Filing; and
     (d) any untrue statement of, or omission to state, a material fact in any FIS Public Filing, except to the extent the statement was made or omitted in reliance upon information provided to FIS by LPS expressly for use in any such FIS Public Filing.

          SECTION 7.3. Claim Procedure.
     (a) Claim Notice. A Party that seeks indemnity under this Article VII (an “Indemnified Party”) will give written notice (a “Claim Notice”) to the Party from whom indemnification is sought (an “Indemnifying Party”), whether the Damages sought arise from matters solely between the Parties or from Third Party Claims. The Claim Notice must contain (i) a description and, if known, estimated amount (the “Claimed Amount”) of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of facts then known by the Indemnified Party, and (iii) a demand for payment of those Damages. No delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any Damages caused by or arising out of such failure.
     (b) Response to Notice of Claim. Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response in which the Indemnifying Party will either: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, in which case the Indemnifying Party will pay the Claimed Amount in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party; or (ii) dispute that the Indemnified Party is entitled to receive all or any portion of the Claimed Amount, in which case, the Parties will resort to the dispute resolution procedures set forth in Section 8.3.
     (c) Contested Claims. In the event that the Indemnifying Party disputes the Claimed Amount, as soon as practicable but in no event later than ten (10) Business Days after the receipt of the notice referenced in Section 7.3(b)(ii), the Parties will begin the process of resolving the matter in accordance with the dispute resolution provisions of Section 8.3. Upon ultimate resolution thereof, the Parties will take such actions as are reasonably necessary to comply with such resolution.
     (d) Third Party Claims.
     (i) In the event that the Indemnified Party receives notice or otherwise learns of the assertion by a Person who is not a member of either Group of any claim or the commencement of any Action or Proceeding (collectively, a “Third-Party Claim”) with respect to which the Indemnifying Party may be obligated to provide indemnification under this Article VII, the Indemnified Party will give written notification to the Indemnifying Party of the Third-Party Claim. Such notification will be given within five (5) Business Days after receipt by the Indemnified Party of notice of such Third-Party Claim, will be accompanied by reasonable supporting documentation submitted by such third party (to the extent then in the possession of the Indemnified Party) and will describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third-Party Claim and the amount of the claimed Damages; provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any Damages caused by or arising out of such failure. Within twenty (20) Business Days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party. During any period in which the Indemnifying Party has not so assumed control of such defense, the Indemnified Party will control such defense.
     (ii) The Party not controlling such defense (the “Non-controlling Party”) may participate therein at its own expense; provided, however, that if the Indemnifying Party assumes control of such defense and the Indemnified Party concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third-Party Claim, the reasonable fees and expenses of one separate counsel to all Indemnified Parties will be considered “Damages” for purposes of this Agreement. The Party controlling such defense (the “Controlling Party”) will keep the Non-controlling Party reasonably advised of the status of such Third-Party Claim and the defense thereof and will consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party will furnish the Controlling Party with such information as it may have with respect to such Third-Party Claim (including copies of any summons, complaint or other pleading which may have been served on such Party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise cooperate with and assist the Controlling Party in the defense of such Third-Party Claim.
     (iii) The Indemnifying Party will not agree to any settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed; provided, however, that the consent of the Indemnified Party will not be required if (A) the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or judgment, and (B) such settlement or judgment includes a full, complete and unconditional release of the Indemnified Party from further liability. The Indemnified Party will not agree to any settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.
          SECTION 7.4. Contribution.
     (a) Relative Fault. If the indemnification provided for in this Article VII is unavailable to, or insufficient to hold harmless an Indemnified Party under Section 7.1(c), 7.1(d), 7.2(c) or 7.2(d) hereof in respect of any Indemnifiable Losses referred to therein, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such Indemnifiable Losses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party in connection with the actions which resulted in Indemnifiable Losses as well as any other relevant equitable considerations. The relative fault of such

Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact related to information supplied by such Indemnifying Party or Indemnified Party, and the Parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
     (b) Contribution Generally. The Parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.4 were determined by a pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 7.4(a). The amount paid or payable by an Indemnified Party as a result of the Indemnifiable Losses referred to in Section 7.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other fees or expenses reasonably incurred by such Indemnified Party in connection with investigating any claim or defending any Action or Proceeding. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
          SECTION 7.5. Limitations.
     (a) Insurance Proceeds; Third Party Coverage. The amount of any Damages for which indemnification is provided under this Agreement will be net of any amounts actually recovered by the Indemnified Party from any third Person (including, without limitation, amounts actually recovered under insurance policies) with respect to such Damages. Any Indemnifying Party hereunder will be subrogated to the rights of the Indemnified Party upon payment in full of the amount of the relevant indemnifiable Damages. An insurer who would otherwise be obligated to pay any claim will not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto. If any Indemnified Party recovers an amount from a third Person in respect of Damages for which indemnification is provided in this Agreement after the full amount of such indemnifiable Damages has been paid by an Indemnifying Party or after an Indemnifying Party has made a partial payment of such indemnifiable Damages and the amount received from the third Person exceeds the remaining unpaid balance of such indemnifiable Damages, then the Indemnified Party will promptly remit to the Indemnifying Party the excess (if any) of (X) the sum of the amount theretofore paid by such Indemnifying Party in respect of such indemnifiable Damages plus the amount received from the third Person in respect thereof, less (Y) the full amount of such indemnifiable Damages.
     (b) Other Agreements. Notwithstanding anything to the contrary in Section 7.1 or Section 7.2, (i) indemnification with respect to Taxes and with respect to Adverse Consequences from the imposition of Taxes on FIS, LPS or the FIS stockholders with respect to the Transactions shall be governed exclusively by the Tax Disaffiliation Agreement, and (ii) to the extent the Employee Matters Agreement specifically provides indemnification with respect to certain employee-related Liabilities, the Employee Matters Agreement shall govern with respect to that indemnification. To the extent indemnification is not provided in any Related Party Agreements, the terms of this Agreement shall govern.
     (c) Certain Damages Not Indemnified. EXCEPT AS OTHERWISE PROVIDED IN SCHEDULE 7.1(a), NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR ANY RELATED PARTY AGREEMENT TO THE CONTRARY, IN NO EVENT WILL EITHER PARTY OR ANY OF ITS GROUP MEMBERS BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, COLLATERAL, CONSEQUENTIAL OR PUNITIVE OR EXEMPLARY DAMAGES OR LOST PROFITS, LOST SAVINGS, OR LOSS OF BUSINESS, DATA, GOODWILL OR OTHERWISE SUFFERED BY AN INDEMNIFIED PARTY, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, IN CONNECTION WITH ANY DAMAGES ARISING HEREUNDER OR THEREUNDER, EXCEPT TO THE EXTENT AN INDEMNIFIED PARTY IS REQUIRED TO PAY ANY SPECIAL, INCIDENTAL, INDIRECT, COLLATERAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOST PROFITS TO A PERSON WHO IS NOT A MEMBER OF EITHER GROUP IN CONNECTION WITH A THIRD PARTY CLAIM.
     (d) Successors and Assigns. In the event that LPS or any of its successors or assigns (i) consolidates or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of LPS assume the obligations set forth in this Article VII. In the event that FIS or any of its successors or assigns (i) consolidates or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of FIS assume the obligations set forth in this Article VII.
     (e) Payments Made on After-Tax Basis. In calculating any Indemnifiable Losses, there shall be deducted any Tax benefit actually received by the applicable Indemnified Party or any Affiliate thereof as a result of such Indemnifiable Losses, which Tax benefit shall be calculated based on the actual combined federal and state Tax rate.
ARTICLE VIII
GENERAL PROVISIONS
          SECTION 8.1. Governing Law. The laws of the State of Florida (without reference to its principles of conflicts of law) govern the construction, interpretation and other matters arising out of or in connection with this Agreement (including, for the avoidance of doubt, those claims or disputes referenced in Section 7.3(d)) and, unless expressly provided therein, each Ancillary Agreement, and each of the exhibits and schedules hereto and thereto (whether arising in contract, tort, equity or otherwise).

          SECTION 8.2. Jurisdiction and Venue; Waiver of Jury Trial. Subject to Section 8.3, if any Dispute (as defined in Section 8.3) arises out of or in connection with this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby, except as expressly contemplated by another provision of this Agreement or such Ancillary Agreement, the Parties irrevocably (and the Parties will cause each other member of their respective Group to irrevocably) (a) consent and submit to the exclusive jurisdiction of federal and state courts located in Duval County, Florida (a “Jacksonville Court”), (b) waive any objection to that choice of forum based on venue or to the effect that the forum is not convenient, and (c) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO TRIAL OR ADJUDICATION BY JURY.
          SECTION 8.3. Dispute Resolution.
     (a) Amicable Resolution. FIS and LPS mutually desire that friendly collaboration will continue between them. Accordingly, they will try, and they will cause their respective Subsidiaries to try, to resolve in an amicable manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement or any Ancillary Agreements, including any amendments hereto or thereto. In furtherance thereof, in the event of any dispute or disagreement between FIS or any FIS Subsidiary, on the one hand, or LPS or any LPS Subsidiary, on the other hand, as to the interpretation of any provision of this Agreement (including, without limitation, any use of the FIS Marks) or any agreements related hereto or arising out of the transactions contemplated by this Agreement, or the performance of obligations hereunder or thereunder (each a “Dispute”), then unless otherwise expressly provided in such other agreement, upon written request of either Party, the matter will be referred for resolution to a steering committee established pursuant to this Section 8.3(a) (the “Steering Committee”). The Steering Committee will have two members, one of whom will be appointed by FIS and the other of whom will be appointed by LPS, and each of whom shall be a senior executive of the Party appointing the member. The Steering Committee will make a good faith effort to promptly resolve all Disputes referred to it. Steering Committee decisions will be unanimous and will be binding on FIS and LPS. If the Steering Committee does not agree to a resolution of a Dispute within fifteen (15) days after the reference of the matter to it, the Dispute will be referred to the Chief Executive Officers of FIS and LPS. If the Chief Executive Officers do not agree to a resolution of the Dispute within fifteen (15) days after the reference of the matter to them, then the Parties will be free to exercise the remedies available to them under applicable law, subject to Sections 8.3(b) and 8.3(c).
     (b) Mediation. In the event any Dispute cannot be resolved in a friendly manner as set forth in Section 8.3(a), the Parties intend that such Dispute be resolved by mediation. If the Steering Committee and the Chief Executive Officers are unable to resolve the Dispute as contemplated by Section 8.3(a), either FIS or LPS may demand mediation of the Dispute by written notice to the other in which case the Parties will select a mediator within ten (10) days after the demand. Neither Party may unreasonably withhold consent to the selection of the mediator. Each of FIS and LPS will bear its own costs of mediation but both Parties will share the costs of the mediator equally.

     (c) Arbitration. In the event that the Dispute is not resolved in a friendly manner as set forth in Section 8.3(a) or through mediation pursuant to Section 8.3(b), the latter within thirty (30) days of the submission of the Dispute to mediation, either Party involved in the Dispute may submit the dispute to binding arbitration pursuant to this Section 8.3(c). All Disputes submitted to arbitration pursuant to this Section 8.3(c) shall be resolved in accordance with the Commercial Arbitration Rules of the American Arbitration Association, unless the Parties mutually agree to utilize an alternate set of rules, in which event all references herein to the American Arbitration Association shall be deemed modified accordingly. Expedited rules shall apply regardless of the amount at issue. Arbitration proceedings hereunder may be initiated by either Party making a written request to the American Arbitration Association, together with any appropriate filing fee, at the office of the American Arbitration Association in Orlando, Florida. The arbitration shall be by a single qualified arbitrator (“Arbitrator”) experienced in the matters at issue, such Arbitrator to be mutually agreed upon by FIS and LPS. If the parties fail to agree on an Arbitrator within thirty (30) days after notice of commencement of arbitration, the American Arbitration Association shall, upon the request of any Party to the dispute or difference, appoint the Arbitrator. All arbitration proceedings shall be held in the city of Jacksonville, Florida in a location to be specified by the Arbitrator (or any place agreed to by the Parties and the Arbitrator). Any order or determination of the arbitral tribunal shall be final and binding upon the Parties to the arbitration as to matters submitted and may be enforced by any Party to the Dispute in any court having jurisdiction over the subject matter or over either Party. The Parties agree that the length of time to be provided in any arbitration action to conduct discovery shall be limited to ninety (90) days, the length of time to conduct the arbitration hearing shall be limited to ten (10) days (with each Party having equal time) and that the Arbitrator shall be required to render his or her decision within thirty (30) days of the completion of the arbitration hearing. All costs and expenses incurred by the Arbitrator shall be shared equally by the Parties. Each Party shall bear its own costs and expenses in connection with any such arbitration proceeding. The use of any alternative dispute resolution procedures hereunder will not be construed under the doctrines of laches, waiver or estoppel to affect adversely the rights of either Party.
     (d) Non-Exclusive Remedy.
     (i) FIS and LPS acknowledge and agree that money damages would not be a sufficient remedy for any breach of this Agreement by LPS or FIS, misuse of the FIS Marks by LPS. Accordingly, nothing in this Section 8.3 will prevent either FIS or LPS from seeking injunctive or similar relief in the event (A) any delay resulting from efforts to mediate such Dispute could result in serious and irreparable injury to FIS or LPS, or any of their respective Subsidiaries, (B) of any actual or threatened breach of any provisions of this Agreement or (C) that the Dispute relates to, or involves a claim of, actual or threatened infringement of any of the FIS Marks. All actions for such injunctive or interim relief shall be brought in a court of competent jurisdiction in accordance with this Agreement. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement.

     (ii) Nothing in this Section 8.3 will prevent either FIS or LPS from immediately seeking injunctive or interim relief in the event of any actual or threatened breach of any confidentiality provisions of this Agreement. If an arbitral tribunal has not been appointed with respect to any Dispute at the time of such actual or threatened breach, then either Party may seek such injunctive or interim relief from any court with jurisdiction over the matter. If an arbitral tribunal has been appointed with respect to any Dispute at the time of such actual or threatened breach, then the Parties agree to submit to the jurisdiction of the state and federal courts of Duval County, Florida, pursuant to Section 8.2, with respect to such matter.
     (iii) Notwithstanding the provisions of this Section 8.3(d), FIS hereby agrees that until the second anniversary of the Distribution Date, FIS will not commence any action in any court of law or equity in any jurisdiction against LPS or any member of the LPS Group for improper incidental use of the FIS Marks; provided, however, that this shall not preclude FIS from commencing legal action (the form and substance of which shall be in the sole discretion of FIS) in the event that LPS or any sublicense of LPS uses any FIS Mark in any advertising, marketing or other material commercial manner.
     (e) Commencement of Dispute Resolution Procedure. Notwithstanding anything to the contrary in this Agreement or any agreements related hereto or arising out of the transactions contemplated by this Agreement, FIS and LPS are the only parties entitled to commence a dispute resolution procedure under this Agreement, whether pursuant to Section 7.3, this Section 8.3 or otherwise, and each Party will cause its respective Subsidiaries not to commence any dispute resolution procedure other than through such Party as provided in this Section 8.3(e).
          SECTION 8.4. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if (i) delivered personally, (ii) sent by a nationally-recognized overnight courier (providing proof of delivery) or (iii) sent by facsimile or electronic transmission (including email), provided that receipt of such facsimile or electronic transmission is immediately confirmed by telephone, in each case to the Parties at the following addresses, facsimile numbers or email address (or as shall be specified by like notice):
(a)	if to FIS, to

Fidelity National Information Services, Inc. 601 Riverside Avenue Jacksonville, FL 32204 Phone: (904) 854-3453 Fax: (904) 357-1005 Attention: General Counsel email: ron.cook@fnis.com

(b)	if to LPS, to

Lender Processing Services, Inc. 601 Riverside Avenue Jacksonville, FL 32204 Phone: (904) 854-8547 Fax: (904) 357-1036 Attention: General Counsel email: todd.johnson@lpsvcs.com
Any notice, request or other communication given as provided above shall be deemed given to the receiving Party (i) upon actual receipt, if delivered personally; (ii) on the next Business Day after deposit with an overnight courier, if sent by a nationally-recognized overnight courier; or (iii) upon confirmation of successful transmission if sent by facsimile or email (provided that if given by facsimile or email, such notice, request or other communication shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein).
          SECTION 8.5. Binding Effect and Assignment. This Agreement and each Ancillary Agreement is binding upon and enforceable by the Parties and their respective successors and assigns. This Agreement is for the sole benefit of the Parties hereto (and their respective successors and assigns) and their respective Group members and, except for the indemnification rights of the FIS Indemnified Parties and the LPS Indemnified Parties under this Agreement, nothing in this Agreement, express or implied, is intended or shall be construed to confer any legal or equitable rights, remedies or claims in favor of any Person (including any employee or stockholder of FIS or LPS), other than the Parties signing this Agreement and their respective Group members. Notwithstanding anything herein to the contrary, neither Party may assign any of its rights or delegate any of its obligations under this Agreement (including without limitation the licenses set forth in Articles VI or VII) or any Ancillary Agreement in whole or in part without the written consent of the other Party which consent may be withheld in such Party’s sole and absolute discretion, and any assignment or attempted assignment in violation of the foregoing will be null and void. Notwithstanding the preceding sentence and subject to the requirements of Section 7.5(d), either Party may assign this Agreement and any Ancillary Agreement in connection with a merger transaction in which such Party is not the surviving entity or the sale or other transfer of all or substantially all of its assets.
          SECTION 8.6. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement or any Ancillary Agreement is determined to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
          SECTION 8.7. Entire Agreement. This Agreement constitutes the entire final agreement between the Parties, and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

In the event of any conflict between any provision in this Agreement and any provision in any Ancillary Agreement pertaining to the subject matter of such Ancillary Agreement, the specific provisions in such Ancillary Agreement will control over the provisions in this Agreement.
          SECTION 8.8. Counterparts. The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the Party that signed it, and all of which together constitute one agreement. The signatures of both Parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending Party’s signature is as effective as signing and delivering the counterpart in person.
          SECTION 8.9. Expenses. LPS shall be responsible for all costs (including third party costs) incurred in connection with the Debt Exchange and the issuance and syndication of indebtedness of LPS under one or more credit facilities or bond or indenture facilities. Other than as contemplated by the preceding sentence and except as otherwise set forth herein or in any Ancillary Agreement, FIS shall be responsible for all costs (including third party costs) incurred in connection with this Agreement.
          SECTION 8.10. Amendment. The Parties may amend this Agreement only by a written agreement signed by each Party to be bound by the amendment and that identifies itself as an amendment to this Agreement.
          SECTION 8.11. Waiver. The Parties may waive a provision of this Agreement only by a writing signed by the Party intended to be bound by the waiver. A Party is not prevented from enforcing any right, remedy or condition in the Party’s favor because of any course of dealing or failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the Party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a Party’s rights and remedies in this Agreement is not intended to be exclusive of other remedies to which the injured Party may be entitled by law or equity in case of any breach by the other Party of any provision in this Agreement, and a Party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.
          SECTION 8.12. Construction of Agreement.
     (a) The captions, titles and headings, and table of contents, included in this Agreement are for convenience only, and do not affect this Agreement’s construction or interpretation. The Exhibits and the Schedules to this Agreement that are specifically referred to herein are a part of this Agreement as if fully set forth herein. When a reference is made in this Agreement to an Article or a Section, exhibit or schedule, such reference will be to an Article or Section of, or an exhibit or schedule to, this Agreement unless otherwise indicated.
     (b) Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against any Party under any rule of construction, and no Party shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by both Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of both Parties hereto.
          SECTION 8.13. Transition License General Terms.
     (a) Relationship of the Parties. It is expressly understood and agreed that FIS and LPS are not partners or joint venturers, and nothing contained herein, including without limitation Article VI, is intended to create an agency relationship or a partnership or joint venture with respect to rights granted herein. With respect to Articles VI, neither Party is an agent of the other and neither Party has any authority to represent or bind the other Party as to any matters, except as authorized herein or in writing by such other Party from time to time. As between the Parties, each Party shall be responsible for payment of compensation to its employees and those of its subsidiaries, for any injury to them in the course of their employment, and for withholding or payment of all federal, state and local taxes or contributions imposed or required under unemployment insurance, social security and income tax laws with respect to such persons.
     (b) Title 11. The license to the FIS Marks granted pursuant to Article VI is, for all purposes of Section 365(n) of Title 11 of the United States Code (“Title 11”) and to the fullest extent permitted by law, licenses of rights to “intellectual property” as defined in Title 11. The Parties agree that the licensee of any rights under Article VI shall retain and may fully exercise all of its applicable rights and elections under Title 11.
     (c) UN Convention Disclaimed. The United Nations Convention on Contracts for the International Sale of Goods is specifically excluded from application to the provisions of Article VI.
     (d) Effectiveness. Notwithstanding the date hereof, the licenses granted by Article VI shall become effective as of the date and time that the Distribution occurs.
          SECTION 8.14. Termination. This Agreement may be terminated only by mutual consent of both FIS and LPS.
     IN WITNESS WHEREOF, FIS and LPS have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
By
Name:
Title:

LENDER PROCESSING SERVICES, INC.
By
Name:
Title: